SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

REDBACK NETWORKS INC.

(Name of Subject Company (issuer) and Filing Person (offeror))

5% Convertible Subordinated Notes due April 1, 2007

(Title of Class of Securities)

757209 AB 7

(CUSIP Number of Class of Securities)

Thomas L. Cronan III

Senior Vice President of Finance and Administration and Chief Financial Officer

Redback Networks Inc.

300 Holger Way

San Jose, CA 95134

(408) 750-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Daniel J. Weiser

Page Mailliard

Michael Russell

Jason Sebring

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$155,833,333.33	$12,606.92

*	Calculated solely for purposes of determining the filing fee based on the value of one-third of the principal amount of the Company’s 5% Convertible Subordinated Notes due April 1, 2007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$12,606.92
Form or Registration No.:	Form S-4 (333-107714)
Filing party:	Redback Networks Inc.
Date filed:	August 6, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to an offer by Redback Networks Inc., a Delaware corporation (“Redback” or the “Company”), to exchange all of the Company’s outstanding 5% Convertible Subordinated Notes due April 1, 2007 (the “Notes”), and related accrued interest, for the Company’s Common Stock, par value $0.0001 per share, upon the terms and subject to the conditions contained in the Preliminary Prospectus/Disclosure Statement dated October 1, 2003 (the “Prospectus”) and the related Letter of Transmittal (the “Letter of Transmittal”), which are filed as exhibits to this Schedule TO.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

All of the information in the Prospectus and the Letter of Transmittal, and any prospectus supplement or other supplement related to the Exchange Offer filed with the Securities and Exchange Commission after the date hereof, is hereby incorporated by reference into this Schedule TO in response to Items 1 through 11 of this Schedule TO.

Item 6

(e)	In connection with the Exchange Offer, Redback entered into a lock-up agreement with certain holders of the Notes. The material terms of the lock-up agreement are described in the Prospectus, and a copy of the lock-up agreement and the amendment to the lock-up agreement are filed as Exhibits (d)(1) and (d)(2) to this Schedule TO. The following noteholders are signatories to the lock-up agreement and/or the amendment thereto: Citadel Equity Fund Ltd.; Citadel Jackson Investment Fund Ltd.; Alta Partners Convertible Arbitrage Fund; Alta Partners Convertible Arbitrage Discount Fund; CRT Capital Group LLC; General Motors Employees Global Group Pension Trust; The October Fund, Limited Partnership; B III-A Capital Partners, L.P.; Hammersman Capital Management, LLC; Langley Partners, L.P.; Lonestar Partners L.P.; Lydian Overseas Master Fund Ltd.; Mellon HBV Alternative Strategies; Oaktree Capital Management, LLC / OCM Opportunities Fund, L.P.; North Pole Capital Master Fund; Quattro Global Capital; Ramius Capital; Ramius Securities, LLC; RCG Baldwin LP; Ramius, LP; Ramius Master Fund, Ltd. (f/k/a/ RCG Multi-Strategy Account, LP); Guggenheim Portfolio Company XV, LLC; Ramius Halifax Fund, Ltd.; RCG Latitude Master Fund, Ltd.; Xavex Convertible Arbitrage 5 Fund; Taconic Capital Partners, LP; Taconic Capital Partners II, LP; Taconic Offshore Fund Ltd.; Westchester Capital Management / Green & Smith Investment Management LLC; The Merger Fund; Hudson Valley Partners, L.P.; The Merger Fund, Ltd.; WCM Partners, L.P.; Zurich Int’l Benchmarks Master Fund, Ltd.; and R.J. Gatward.

Item 12.  Exhibits.

Exhibit Number	Description

(a)(1)(i)	Preliminary Prospectus/Disclosure Statement, dated October 1, 2003 (incorporated by reference to the Company’s Registration Statement on Form S-4, as amended (File No. 333-107714) (the “Registration Statement”)).

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(v)	Form of Letter to Clients.

(a)(1)(vi)	Form of Ballot (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vii)	Form of Master Ballot (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Filed herewith as Exhibit (a)(1)(i).

(a)(5)	Press release issued on October 2, 2003.

(b)	None.

(d)(1)	Lock-Up Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on July 8, 2003).

(d)(2)	Amendment to Lock-Up Agreement (incorporated by reference to the Form 425 filed by the Company on September 29, 2003).

(g)	None.

(h)	Opinion of Wilson Sonsini Goodrich & Rosati regarding tax matters.*

*	To be filed by amendment.

Item 13.  Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REDBACK NETWORKS INC.

/s/ KEVIN DENUCCIO
Kevin DeNuccio
Chief Executive Officer and President

Date: October 2, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(i)	Preliminary Prospectus/Disclosure Statement, dated October 1, 2003 (incorporated by reference to the Company’s Registration Statement on Form S-4, as amended (File No. 333-107714) (the “Registration Statement”)).

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(v)	Form of Letter to Clients.

(a)(1)(vi)	Form of Ballot (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vii)	Form of Master Ballot (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Filed herewith as Exhibit (a)(1)(i).

(a)(5)	Press release issued on October 2, 2003.

(b)	None.

(d)(1)	Lock-Up Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on July 8, 2003).

(d)(2)	Amendment to Lock-Up Agreement (incorporated by reference to the Form 425 filed by the Company on September 29, 2003).

(g)	None.

(h)	Opinion of Wilson Sonsini Goodrich & Rosati regarding tax matters.*

*	To be filed by amendment.